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                                                                  EXHIBIT 20(a)



Contacts:      Paul Williams        FOR IMMEDIATE RELEASE
               310/937-2009



                  Endocare, Inc. Adopts Stockholder Rights Plan



IRVINE, Calif., March 22 -- Endocare, Inc. (Nasdaq: ENDO) announced today that its Board of Directors adopted a Stockholder Rights Plan in which preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of Common Stock held as of the close of business on April 15, 1999.

Each Right will entitle Stockholders to buy one one-thousandth of a share of Series A Preferred Stock of the Company at an Exercise Price of $25. The Rights are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of the Company or to deprive Stockholders of their interest in the long-term value of the Company.

The Rights will be exercisable only if a person or group acquires 15% or more of the Company's Common Stock (subject to certain exceptions stated in the Plan) or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the Company's Common Stock. Each Right will entitle stockholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $25 upon certain events.

If a person or group acquires 15% or more of the Company's outstanding Common Stock (subject to certain exceptions stated in the Plan), or a holder of 15% or more of the Company's Common Stock engages in certain self-dealing transactions or a merger transaction in which the Company is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, units of the Company's Series A Preferred Stock (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price. In addition, if, after the Rights become exercisable, Endocare, Inc. is acquired in a merger or other business combination transaction, or sells 50% or more of its assets or earnings power, each Right will entitle its holder to purchase, at the Right's then-current price, a number of the acquiring company's common shares having a market value at the time of twice the Right's exercise price. At any time on or prior to the close of business on the first date of a public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's Common Stock (subject to certain exceptions stated in the Plan), the Rights are redeemable for one cent per Right at the option of the Board of Directors.

The Rights are intended to enable all stockholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.




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The dividend distribution will be made on April 15, 1999 payable to stockholders of record on that date. The Rights will expire on April 15, 2009. The initial distribution of Rights is not taxable to stockholders.

Endocare (www.ecare.org) develops, manufactures, and markets an array of innovative, temperature-based surgical devices and technologies, including those used in targeted cryoablation for treatment of prostate cancer. The Company is also developing innovative stent technologies for prostate obstruction.




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